Filed by Agrium Inc.

(Commission File No. 333-157966)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company:

CF Industries Holdings, Inc.

Important Information

This communication does not constitute an offer to exchange, or a solicitation of an offer to exchange, common stock of CF Industries Holdings, Inc. (“CF”), nor is it a substitute for the Tender Offer Statement on Schedule TO or the Prospectus/Offer to Exchange included in the Registration Statement on Form F-4 (including the Letter of Transmittal and related documents) (collectively, as amended from time to time, the “Exchange Offer Documents”) filed by Agrium Inc. (“Agrium”) with the U.S. Securities and Exchange Commission (the “SEC”) on March 16, 2009. The Registration Statement on Form F-4 has not yet become effective. The offer to exchange is made only through the Exchange Offer Documents. INVESTORS AND SECURITY HOLDERS OF AGRIUM AND CF ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND OTHER RELEVANT MATERIALS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER TO EXCHANGE. Such documents are available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330 or by directing a request to the Agrium Investor Relations/Media Department, Agrium Inc, 13131 Lake Fraser Drive S.E., Calgary, Alberta, Canada T2J 7E8.

Agrium intends to file a proxy statement and other relevant materials with the SEC in connection with the solicitation of proxies for the 2010 annual meeting of stockholders of CF. Agrium, Agrium U.S. Inc. (“Agrium U.S.”), North Acquisition Co. (“North”), their respective directors and executive officers and individuals nominated by Agrium for election to CF’s board of directors are deemed to be participants in the solicitation of proxies from CF stockholders for CF’s 2010 annual meeting of stockholders. Information regarding such participants and a description of their direct and indirect interests in such solicitation, by securities holdings or otherwise, is contained in Amendment No. 1 to the Schedule 14A filed with the SEC on January 14, 2010.

Agrium, Agrium U.S., North, their respective directors and executive officers and certain other persons are also deemed to be participants in any solicitation of proxies from CF’s stockholders in respect of the proposed transaction with CF. Information regarding Agrium’s directors and executive officers is available in its management proxy circular dated March 23, 2009 relating to the annual general meeting of its shareholders held on May 13, 2009. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.

All information in this communication concerning CF, including its business, operations and financial results, was obtained from public sources. While Agrium has no knowledge that any such information is inaccurate or incomplete, Agrium has not had the opportunity to verify any of that information.

Forward-Looking Statements

Certain statements and other information included in this communication constitute “forward-looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” (together, “forward-looking statements”). All statements in this communication, other than those relating to historical information or current condition, are forward-looking statements, including, but not limited to, estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to future operations following the proposed acquisition of CF. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to, CF’s failure to accept Agrium’s proposal and enter into a definitive agreement to effect the transaction, the failure of CF stockholders to elect Agrium’s nominees as directors of CF at its 2010 annual stockholder meeting, Agrium common shares issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Agrium and CF, or any other recent business acquisitions, may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and costs savings from the Agrium/CF transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, the possibility that a regulatory agency may challenge Agrium’s proposed acquisition of CF pursuant to competition laws, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner, disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees and suppliers, general business and economic conditions, interest rates, exchange rates and tax rates, weather conditions, crop prices, the supply, demand and price level for our major products, gas prices and gas availability, operating rates and production costs, domestic fertilizer consumption and any changes in government policy in key agriculture markets, including the application of price controls and tariffs on fertilizers and the availability of subsidies or changes in their amounts, changes in development plans, construction progress, political risks, including civil unrest, actions by armed groups or conflict, governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof and other risk factors detailed from time to time in Agrium and CF’s reports filed with the SEC.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this communication as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Expected future developments are based, in part, upon assumptions respecting our ability to successfully integrate the businesses of Agrium and CF, or any other recent acquisitions.

All of the forward-looking statements contained herein are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although we believe these assumptions are reasonable, undue reliance should not be placed on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include, but are not limited to, CF’s acceptance of Agrium’s proposal and the entering into of a definitive agreement to effect the proposed transaction, the market value of Agrium common shares issued in connection with the proposed acquisition, our ability to successfully integrate within expected time frames and costs, and realize the expected combination benefits and synergies and costs savings from, the combination of the businesses of Agrium and CF, or any other recent business acquisitions, and our ability to maintain relationships with customers, employees and suppliers during the course of the proposed transaction.

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On January 14, 2010, Agrium posted frequently asked questions concerning the proposed transaction on its website. The complete copy of frequently asked questions is as follows:

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1.	Why did Agrium launch an exchange offer?

CF’s management and advisors have repeatedly rebuffed our efforts to meet, leaving us no choice but to take our offer directly to CF stockholders.

2.	What are the terms of the amended exchange offer?

Under the current terms, CF stockholders will now receive $45.00 in cash as well as one common share of Agrium for each CF share.

3.	What are the conditions of the exchange offer?

Agrium’s offer is subject to certain conditions described in the offer documents on file with the SEC including, having available to it proceeds of financing that are sufficient, together with cash on hand, to purchase all outstanding shares of common stock of CF and to pay the related expenses. In late December, Agrium replaced its financing commitments with ‘highly confident’ letters from Royal Bank of Canada and the Bank of Nova Scotia.

4.	Why did you nominate candidates to serve on CF’s board of directors?

We believe CF stockholders are entitled to the opportunity to benefit from our offer, which they have consistently supported. Accordingly, we are nominating two highly qualified, independent directors with significant fertilizer industry experience to CF’s board in an effort to bring objectivity to CF’s board.

5.	What makes these nominees qualified to serve as CF directors?

We are nominating two highly qualified, independent individuals. Mr. Cordell and Mr. Ducey have strong track records and the industry and financial experience to make sound and objective decisions as board members.

6.	What is the status of your antitrust approval process?

Agrium has satisfied all related regulatory issues in Canada and the U.S. Agrium has a clear path to completion and is prepared immediately to execute a binding merger agreement with CF.

7.	What happens if the exchange offer is amended after I’ve tendered my shares?

Regardless of when you tender your shares, you would receive any increase in price.

8.	When does the exchange offer expire?

We have extended the expiration date of the exchange offer until 12:00 midnight, New York City time, February 22, 2010.

9.	Who is eligible to participate in the exchange offer?

All CF stockholders who hold shares on or have tendered their shares prior to the expiration date are eligible to participate.

10.	Why does Agrium want to acquire CF?

Agrium believes that a combination of these two complementary companies is strategically compelling and a superb opportunity to create value for both Agrium and CF stockholders. With approximately $150 million in annual operating synergies, we expect the combination to provide many benefits to the customers, suppliers, and employees of both Agrium and CF, as well as in the communities in which both companies operate.

11.	What synergies does Agrium expect to achieve from the acquisition of CF?

Agrium expects the proposed transaction to achieve substantial operating synergies of approximately $150 million annually, creating long-term value for shareholders of both companies as part of the combined organization. We anticipate that the transaction will be accretive to both earnings per share and cash flow in 2010 and will continue to be accretive in subsequent years. These synergy targets are tangible and highly achievable. We’ve done a very thorough analysis, we know where we need to go and we are confident that we can get there.

12.	Will Agrium have the financial capability to expand retail and other areas of its business going forward?

We currently have a strong balance sheet and will continue to have one following a transaction with CF. Together, the combined company would form the fourth largest publicly traded crop input provider with significant trading liquidity and a solid cash flow base. We would continue to have access to the capital and other markets and a transaction with CF would not limit our ability to acquire retail assets in the future.

13.	What would a combination mean for employees of Agrium and CF?

This transaction presents growth opportunities for employees of both companies as part of a stronger, larger and more diverse global organization.

14.	What would a combination mean for customers of Agrium and CF?

We believe customers will benefit from the combined companies’ product offerings, capabilities and enhanced services. We expect that the combination of the two companies would benefit our customers through economies of scale that would improve efficiency of distribution and would ensure our customers receive the products they want, when they want them, at the locations they desire. The new combined company would also be able to offer a full line of nitrogen, phosphate and potash products and distribution services in more markets.

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